June 20, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Rule 17g-1 Fidelity Bond Filing-Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516109B for the following management investment companies (Investment Company Act of 1940 File Number/ SEC Registration Number): First Defined Portfolio Fund, LLC (File No. 811-09235/ SEC Registration No. 333-72447); Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund (File No. 811-21496/ SEC Registration No. 333-112202); First Trust Senior Floating Rate Income Fund II (File No. 811-21539/ SEC Registration Nos. 333-113978 and 333-115414); Energy
Income and Growth Fund (File No. 811-21549/ SEC Registration No. 333-114131, 333-120853, 333-131771, 333-154254, 333-123460 and 333-173334); First Trust
Enhanced Equity Income Fund (File No. 811-21586/ SEC Registration No. 333-116023); First Trust/Aberdeen Global Opportunity Income Fund (File No. 811-21636/ SEC Registration No. 333-119081); First Trust Mortgage Income Fund (File No. 811-21727/ SEC Registration No. 333-123262 ); First Trust Strategic High Income Fund (File No. 811-21756/ SEC Registration No. 333-124146); First Trust Exchange-Traded Fund (File No. 811-21774/ SEC Registration No. 333-125751); First Trust Strategic High Income Fund II (File No. 811-21842/ SEC Registration No. 333-131194); First Trust Strategic High Income Fund III (File No. 811-21994/ SEC Registration No. 333-139549); First Trust/Aberdeen Emerging Opportunity Fund (File No. 811-21905/ SEC Registration No. 333-134540); First Trust Specialty Finance and Financial Opportunities Fund (File No. 811-22039/ SEC Registration No. 333-141457); First Trust Exchange-Traded AlphaDEX(R) Fund (File No. 811-22019 / SEC Registration No. 333-140895); First Trust Active Dividend Income Fund (File No. 811-22080/ SEC Registration No. 333-143792); First Trust Exchange-Traded Fund II (File No. 811-21944/ SEC Registration No. 333-143964); First Trust High Income Long/Short Fund (File No. 811-22442/ SEC Registration No. 333-168186); First Trust Exchange-Traded AlphaDEX Fund II (File No. 811-22519/ SEC Registration No. 333-171759); and First Trust Series Fund (File No. 811-22452/ SEC Registration No. 333-168727).

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Dear Sir or Madam:

      Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Joint Insured Fidelity Bond, as amended, for the period October 9, 2009 through October 9, 2011 for the First Trust complex of funds referenced above. Please note for the Commission's records, the following:

             (i) The Joint Insured Fidelity Bond (The Joint Insured Fidelity Bond has been amended to add additional insureds pursuant to Riders 10 and 12, extend the Period of the Joint Insured Fidelity Bond to October 9, 2011 and to increase the Limit of Liability to $15,000,000 pursuant to Rider 11);

             (ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

            (iii) a copy of the Blanket Bond Insurance Agreement.

                                                  Very truly yours,

                                                  FIRST TRUST PORTFOLIOS L.P.


                                                  /s/ Erin E. Chapman
                                                  ----------------------------
                                                    Assistant General Counsel







Enclosures